UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 13 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Commission on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012 and Amendment No. 12 filed on December 31, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On January 29, 2013, Roust Trading delivered to the Issuer a written notice (the “Put Notice”) exercising its put right (the “Put Right”) under the Securities Purchase Agreement, pursuant to which the Issuer would be obligated to repurchase from Roust Trading the 5,714,286 Initial Shares (as defined in the Securities Purchase Agreement) acquired by Roust Trading under the Securities Purchase Agreement. Had Roust Trading not delivered the Put Notice, the Put Right would have expired unexercised by virtue of the lapse of more than six business days from the termination of the Securities Purchase Agreement on January 21, 2013. Consequently, Roust Trading delivered the Put Notice to preserve the Put Right while continuing to cooperate with the Issuer in discussions regarding potential restructuring transactions.

Prior to delivering the Put Notice, Roust Trading sought to avoid the necessity of exercising the Put Right through an agreement with the Issuer to extend the time period for exercising the Put Right. Such an agreement, however, was not reached. Consequently, Roust Trading delivered the Put Notice.

The Issuer has informed Roust Trading of its view that the Put Right cannot be, and was not, validly exercised by Roust Trading. Roust Trading, however, believes that the Put Right can be, and was, validly exercised by Roust Trading. In light of the parties’ mutual desire to defer such dispute while the Issuer’s restructuring efforts are ongoing so as not to distract from such efforts, Roust Trading and the Issuer entered into the Forbearance Agreement (as defined in Item 6, below), whereby each party agreed to forbear from taking any action or commencing any proceeding to enforce its rights or remedies arising out of or relating to the Put Right and the Put Notice for a period terminating on April 30, 2013 (the “Forbearance Period).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

On February 6, 2013, Roust Trading and the Issuer entered into a Forbearance Agreement (the “Forbearance Agreement”) whereby each party agreed to forbear from taking any action or commencing any proceeding to enforce its rights or remedies arising out of or relating to the Put Right and the Put Notice during the Forbearance Period. The Forbearance Agreement provides that the Forbearance Period shall automatically terminate in the event that any voluntary or involuntary case or other proceeding with respect to the Issuer or any of its subsidiaries is commenced seeking liquidation, reorganization or other relief with respect to the Issuer or such subsidiary or its debts under any bankruptcy, insolvency or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer or such subsidiary, or any substantial part of its property, or the Issuer or any of its subsidiaries makes a general assignment for the benefit of creditors, or admits in writing its inability generally to pay its debts as they become due.

Pursuant to the Term Sheet, the Issuer and Roust Trading agreed that a slate of seven directors would be proposed at the next annual general meeting of the Issuer’s stockholders, consisting of three directors nominated by Roust Trading, three directors not affiliated with Roust Trading, and a seventh director to be elected from among two candidates, one nominated by Roust Trading and one not affiliated with Roust Trading. Notwithstanding such arrangement, Roust Trading and the Issuer have instead mutually agreed to the appointment of the Honorable Joseph J. Farnan, Jr. as an independent director of the Issuer effective as of February 4, 2013. Consequently, Roust Trading expects that the Board will propose a slate of directors for election at the annual meeting consisting of the incumbent members of the Board including Mr. Farnan as the mutually agreed seventh director.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.35	Forbearance Agreement, dated February 6, 2013, by and between Roust Trading and the Issuer.

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko